SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 21 , 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated January 21, 2009 regarding “Ericsson reports strong fourth quarter.”

FOURTH QUARTER REPORT

January 21, 2009

Ericsson reports strong

fourth quarter

• Sales SEK 67.0 (54.5) b., up 23%, full year SEK 208.9 (187.8) b., up 11%

• Operating income1) 2) SEK 9.2 (7.6) b., full year SEK 23.9 (30.6) b.

• Operating margin1) 2) 13.7% (14.0%), full year 11.4% (16.3%)

• Cash flow SEK 7.0 (12.0) b., full year SEK 24.0 (19.2) b.

• Net income2) 3) SEK 4.1 (5.8) b., full year SEK 11.7 (22.1) b.

• Earnings per share2) 3) 4) SEK 1.21 (1.77), full year SEK 3.52 (6.84)

• Board of Directors proposes dividend of SEK 1,85 per share

1) Excluding restructuring charges of SEK 3.0 b. in the quarter and SEK 7.6 b. for the full year
2) Including capital gains of SEK 0.2 b. in first quarter and SEK 0.8 b. in fourth quarter 2008
3) Attributable to stockholders of the Parent Company, excluding minority interests
4) A reverse split 1:5 was made in June 2008, comparable figures restated accordingly

CEO COMMENTS

“We have had a solid performance in 2008,” said Carl-Henric Svanberg, President and CEO of Ericsson (NASDAQ:ERIC). “Sales grew by 11% with good demand for our entire portfolio and across the world. Changes in currency rates had very small effect on full year growth. Professional services have continued to show strong growth. Operating margins, excluding Sony Ericsson, have steadily improved, and our financial position is strong with net cash of SEK 35 b. Sony Ericsson is affected by the economic downturn and the declining demand in the consumer market and has taken necessary actions.

During the year, we saw some 650 million new mobile subscriptions and the 4 billion milestone is now reached. 2008 was also a breakthrough year for mobile broadband. Communication is a basic human need. It plays a critical role in the development of a sustainable and prosperous society, and the positive long-term prospects for the industry remain.

The economic recession is spreading across the world. The effects on the global mobile network market should not be that significant as most operators have healthy financial positions, there is a strong traffic growth and the networks are fairly loaded. It remains, however, difficult to more precisely predict to what extent consumer telecom spending will be affected and how operators will act. To date, our infrastructure business is hardly impacted at all, but it would be unreasonable to think that this would be the case also throughout 2009.

We have exceeded our cost reduction targets launched in 2008. In the present environment, we will continue to reduce costs, across all parts of the company at the same pace as in 2008 with restructuring charges of SEK 6-7 b., targeting annual savings of SEK 10 b. from the second half of 2010. We are leveraging synergies between our different technologies and taking advantage of opportunities in the transformation to all-IP networks. As the savings largely are the result of more efficient ways of working, our strategy will remain intact and our unique capabilities should not be affected,” concluded Carl-Henric Svanberg.

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January 21, 2009

FINANCIAL HIGHLIGHTS

Income statement and cash flow

	Fourth quarter			Third quarter		Full year
SEK b.	20081) 5)	2007	Change	20081)	Change	20081) 5)	2007	Change
Net sales	67.0	54.5	23%	49.2	36%	208.9	187.8	11%
Gross margin	35.2%	36.1%	—	37.0%	—	36.8%	39.3%	—
EBITDA margin	16.8%	18.4%	—	15.3%	—	15.6%	20.8%	—
Operating income	9.2	7.6	21%	5.7	62%	23.9	30.6	-22%
Operating margin	13.7%	14.0%	—	11.5%	—	11.4%	16.3%	—
Operating margin excl Sony Ericsson	14.6%	9.8%	—	11.5%	—	11.3%	12.5%	—
Income after financial items	9.5	7.6	25%	6.2	54%	24.8	30.7	-19%
Net income 2) 3)	3.9	5.6	-31%	2.8	37%	11.3	21.8	-48%
EPS diluted, SEK 2) 3) 4)	1.21	1.77	-32%	0.89	36%	3.52	6.84	-49%
Cash flow from operating activities	7.0	12.0	—	3.8	—	24.0	19.2	—
Cash flow excl. Sony Ericsson	7.0	12.0	—	2.4	—	20.4	15.3	—

1)	Excluding restructuring charges of SEK 3.0 b.in the fourth quarter 2008, SEK 2.0 b.in the third quarter 2008, SEK 1.8 b. in the second quarter and SEK 0.8 b. in the first quarter
2)	Including restructuring charges in 2008
3)	Attributable to stockholders of the Parent Company, excluding minority interests
4)	A reverse split 1:5 was made in June 2008. Comparable figures are restated accordingly
5)	Fourth quarter 2008 includes a capital gain of SEK 0.8 b. from divestment of shares in Symbian

Sales in the quarter increased by 23% year-over-year and by 11% for the full year. Currency exchange rates have had limited effects on full year sales. The currency exchange rate swings, especially towards the end of the year, have positively impacted sales growth in the fourth quarter significantly. Excluding currency exchange rate effects, the fourth quarter still showed the strongest growth in the year.

In the quarter, gross margin was 35.2% (36.1%), excluding restructuring charges. Full year gross margin amounted to 36.8% (39.3%). The sequential decline was mainly due to a high proportion of network rollout services. The network rollout sales increased sequentially by 61%.

Operating expenses amounted to SEK 15.3 (15.2) b. in the quarter, excluding restructuring charges. Expense run-rate is decreasing as a result of cost savings activities but this was partly offset by currency exchange rate effects. Operating expenses as a percentage of sales decreased from 28% to 27% for the full year.

In the quarter, Sony Ericsson contributed a result of EUR -67 (251) million, excluding restructuring charges of EUR 65 million. For the full year, Sony Ericsson showed a break-even result, excluding restructuring charges.

Operating income before restructuring charges amounted to SEK 9.2 (7.6) b. in the quarter and SEK 23.9 (30.6) b. for the full year. The operating income for the quarter includes a capital gain of SEK 0.8 b. from the divestment of shares in Symbian and a loss of SEK 0.7 b. from Sony Ericsson.

In the quarter, weaker SEK exchange rates affected income positively, but to a much lesser extent than sales. The currency translation effects during the quarter were offset by the negative effects of transaction hedges.

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FOURTH QUARTER REPORT

January 21, 2009

Restructuring charges in Ericsson amounted to SEK 2.3 (-) b. in the quarter and to SEK 6.7 (-) b. for the full year. Ericsson’s share of the restructuring charges in Sony Ericsson amounted to SEK 0.7 (-) b. for the quarter and SEK 0.9 (-) b. for the full year.

Financial net was SEK 0.3 (0.0) b. in the quarter and SEK 1.0 (0.1) b. for the full year. Positive effects from improved interest rates were to some extent offset by negative effects from changing currency exchange rates.

Net income amounted to SEK 4.1 (5.8) b. in the quarter and SEK 11.7 (22.1) b. for the full year, impacted by restructuring charges and a dramatic drop in the contribution from Sony Ericsson.

Cash flow from operating activities reached SEK 7.0 (12.0) b. in the quarter and SEK 24.0 (19.2) b. for the full year. Changes in net operating assets were negative at SEK 2.3 b. in the quarter. Despite good collections, trade receivables increased due to high year-end sales. This was partly offset by reduced inventories and increased current liabilities. Cash conversion for the full year increased to 92% (66%).

For the year, the tax rate has increased to 32.3% (28.0%) due to changed mix of high and low tax countries. The deferred tax assets have also been revalued due to change in the statutory tax rate in Sweden from 2009 that has increased the tax cost for 2008.

Balance sheet and other performance indicators

SEK b.	Full year 2008		Nine months 2008		Six months 2008		Three months 2008		Full year 2007
Net cash	34.7		30.2		27.9		28.3		24.3
Interest-bearing provisions and post-employment benefits	40.4		35.4		29.2		32.0		33.4
Trade receivables	75.9		62.6		56.7		56.4		60.5
Days sales outstanding	106		115		107		110		102
Inventory	27.8		29.7		26.6		24.5		22.5
Of which work in progress	16.5		18.4		16.3		13.8		12.5
Inventory turnover	5.3	1)	4.5	1)	4.7	1)	4.6	1)	5.2
Payable days	55		57		56		57		57
Customer financing, net	2.8		2.2		2.4		2.7		3.4
Return on capital employed	16	%1)	13	%1)	12	%1)	12	%1)	21%
Equity ratio	50%		52%		55%		56%		55%

1)	Excluding effects from restructuring

The net cash position increased sequentially to SEK 34.7 (30.2) b. Cash, cash equivalents and short-term investments amounted to SEK 75.0 (57.7) b. Of a total debt position of SEK 30.5 b., SEK 5.5 b. matures in the next twelve months.

Customer financing remain at a low level and amounted to SEK 2.8 (2.2) b.

During the quarter, approximately SEK 2.3 b. of provisions related to warranty and project commitments and other items were utilized, of which SEK 1.0 b. were related to restructuring. Additions of SEK 3.8 b. were made, of which SEK 1.2 b. related to restructuring. Reversals of SEK 0.8 b. were made. The net impact on operating income, excluding restructuring charges, was negative by SEK 1.8 b.

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FOURTH QUARTER REPORT

January 21, 2009

Days sales outstanding decreased in the quarter to 106 days but are up year-over-year from 102. Currency exchange rates have had a negative effect.

Cost reductions

In February 2008, a cost reduction plan of SEK 4 b. in annual savings was announced, including estimated charges of the same size. All activities with related charges were launched by the third quarter, and it was announced that further charges would be made in the fourth quarter.

Charges in the fourth quarter amount to SEK 2.3 b. and for the full year 2008 to SEK 6.7 b. In total, this has resulted in annual savings of approximately SEK 6.5 b. from year-end.

Cost savings will continue also in 2009. Restructuring charges are estimated to SEK 6-7 b. and annual savings of SEK 10 b. are expected by the second half of 2010, with an equal split between cost of sales and operating expenses.

We are leveraging synergies between our different technologies, in-house and acquired, and taking advantage of opportunities in the transformation to all-IP. We will reduce the number of software platforms and increase the re-use of hardware. We will also move certain activities to low-cost countries.

Cost reductions will be achieved through reduction of the number of consultants and other temporary staff, consolidation of R&D sites and layoffs. These activities will result in a reduction of the number of employees by some 5,000, of which about 1,000 in Sweden, primarily in Stockholm.

Restructuring charges		2008
Isolated quarters, SEK b.	Accumulated	Q4	Q3	Q2	Q1
Cost of sales	-2.5	-1.1	-0.6	-0.6	-0.2
Research and development expenses	-2.7	-0.7	-0.3	-1.1	-0.6
Selling and administrative expenses	-1.5	-0.5	-0.9	-0.1	-0.0
Share in Sony Ericsson charges	-0.9	-0.7	-0.2	—	—
Total	-7.6	-3.0	-2.0	-1.8	-0.8

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January 21, 2009

SEGMENT RESULTS

	Fourth quarter				Third quarter		Full year
SEK b.	20081)		2007	Change	20081)	Change	20081) 2)		2007	Change
Networks sales	45.8		37.5	22%	33.0	39%	142.0		129.0	10%
Of which network rollout	7.6		6.4	17%	4.7	61%	21.5		18.5	16%
Operating margin	14%		10%	—	11%	—	11%		13%	—
EBITDA margin	17%		15%	—	15%	—	16%		19%	—
Professional Services sales	16.2		12.1	34%	11.8	38%	49.0		42.9	14%
Of which managed services	4.3		3.3	29%	3.5	23%	14.3		12.2	17%
Operating margin	18%		15%	—	16%	—	16%		15%	—
EBITDA margin	19%		16%	—	19%	—	17%		16%	—
Multimedia sales	5.0		4.9	4%	4.4	14%	17.9		15.9	13%
Operating margin	12	%4)	-9%	—	3%	—	1	%4)	-1%	—
EBITDA margin	21	%4)	-3%	—	12%	—	11	%3)4)	4%	—
Total sales	67.0		54.5	23%	49.2	36%	208.9		187.8	11%

1)	Excluding restructuring costs in 2008
2)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia
3)	Affected by SEK 0.2 b. due to changed allocation of capitalized development expenses during second quarter 2008
4)	Fourth quarter 2008 includes a capital gain of SEK 0.8 b. from divestment of shares in Symbian

Networks

Sales in Networks increased by 22% in the quarter, year-over-year, positively impacted by a weaker SEK. For the full year sales grew by 10%. 2008 was another record year for rollout of GSM. In addition, major 3G rollouts are ongoing in many markets while key markets, such as China and India, will soon start their 3G buildouts.

Mobile broadband is now firmly established and networks with speeds of 21 Mbps have been launched in several countries. LTE is established as a true global world standard for mobile broadband. In January, 2009, Ericsson announced its first contract for a commercial LTE network.

The transition from traditional circuit switching to softswitching has come far and Ericsson has established a clear leadership position. Sales of Redback’s SmartEdge products noted very strong growth for the second consecutive quarter.

Sales of network rollout services increased 61% sequentially, reflecting a high proportion of completions of large new network buildouts.
Professional Services

Sales of Professional Services increased by 34% in the quarter, year-over-year, and by 14% for the full year. Growth in constant currencies amounted to 26% and 13% respectively. Managed services continued to grow substantially, and consulting and systems integration showed strong growth due to a high amount of customer projects finalized during the quarter. Operating margins in the quarter reached18% (15%) due to favorable mix, continued efficiency gains and high volumes.

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FOURTH QUARTER REPORT

January 21, 2009

During the quarter, 11 new managed services contracts were signed. The total number of subscribers in managed operations now amounts to 250 million, of which 60% are in high-growth markets. The growth in managed services is fueled by operators’ desire to reduce operating expenses and improve efficiency in network operation and maintenance.

Multimedia

Sales in Multimedia increased by 4% in the quarter, year-over-year, and by 13% for the full year. For comparable units, i.e. excluding divestment of the enterprise PBX operations and adjusted for the transfer of the IPX operations, sales grew by 21% in the quarter, year-over-year and by 16% for the full year. Tandberg Television and revenue management continued to show good growth while the mobile platform business is starting to experience effects of the weakening handset market. Operating income in the quarter, excluding effects from the divestment of shares in Symbian, was SEK -0.2 (-0.4) b.

Sony Ericsson Mobile Communications

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and Additional information.

	Fourth quarter			Third quarter		Full year
EUR m.	2008	2007	Change	2008	Change	2008	2007	Change
Number of units shipped (m.)	24.2	30.8	-21%	25.7	-6%	96.6	103.4	-7%
Average selling price (EUR)	121	123	-2%	109	11%	116	125	-7%
Net sales	2,914	3,771	-23%	2,808	4%	11,244	12,916	-13%
Gross margin	15%	32%	—	22%	—	22%	31%	—
Operating margin	-9%	13%	—	-1%	—	-1%	12%	—
Income before taxes	-263	501	—	-23	—	-83	1,574	—
Income before taxes, excl restructuring charges	-133	501	—	12	—	92	1,574	—
Net income	-187	373	—	-25	—	-73	1,114	—

Units shipped in the quarter were 24.2 million, a sequential decrease of 6% and a year-on-year decrease of 21%. Sales in the quarter were EUR 2,914 million, an increase of 4% sequentially but a decrease of 23% compared to fourth quarter 2007. The global economic slowdown is resulting in a contracting consumer demand.

Income before taxes for the quarter was EUR -133 million, excluding restructuring charges of EUR 129 million, compared to the profit of EUR 501 million in fourth quarter 2007. Despite a negative result in the quarter, Sony Ericsson maintained a healthy balance sheet with a strong net cash position of EUR 1,072 million.

Ericsson’s share in Sony Ericsson’s income before tax was SEK -1.3 (2.3) b. in the quarter and SEK -0.5 (7.1) b. for the full year.

The EUR 300 million operating expenses savings measures earlier announced have been increased to EUR 480 million, with the full effect expected at the end of 2009. The cost for the total program will be covered by the previously announced EUR 300 million in restructuring charges.

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REGIONAL OVERVIEW

	Fourth quarter			Third quarter		Full year
Sales, SEK b.	2008	2007	Change	2008	Change	2008	2007	Change
Western Europe	16.1	15.4	5%	11.6	39%	51.6	52.7	-2%
Central and Eastern Europe, Middle East and Africa	17.6	14.3	24%	13.1	35%	53.1	48.7	9%
Asia Pacific	20.5	13.7	49%	14.1	45%	63.3	54.6	16%
Latin America	7.9	6.8	16%	6.1	29%	23.0	18.4	25%
North America	4.9	4.3	13%	4.3	14%	17.9	13.4	34%

Western Europe sales increased by 5% in the quarter, year-over-year, and decreased by 2% for the full year. The year-over-year increase in the quarter was driven by strong performance mainly in Germany, Denmark and Italy. The strong sequential increase of 39% is above normal seasonality and driven by good demand for mobile broadband and professional services.

In Central and Eastern Europe, Middle East and Africa, sales increased by 24% in the quarter, year-over-year, and by 9% for the full year. A strong year-over-year quarterly performance in Nigeria, Saudi Arabia and South Africa is driven by continued 2G buildout, while a strong growth in Russia is driven by ongoing 3G rollouts.

Asia Pacific sales increased by 49% in the quarter, year-over-year, and by 16% for the full year. The Chinese market rebounded after the Olympic Games. 3G licenses were awarded in the beginning of January 2009 and rollouts will start soon. India, with large network rollouts, remains Ericsson’s largest and fastest growing market. Japan and Indonesia showed strong development in the quarter and are now Ericsson’s fifth and sixth largest markets. The market in Pakistan is still weak due to political uncertainties.

Latin American sales increased by 16% in the quarter, year-over-year, and by 25% for the full year. The year has been impacted by a combination of 2G enhancements and 3G buildouts, and 3G is now an established technology across the region. Mexico and Brazil showed strong development, both in the quarter and for the full year, and show no signs of slow-down despite the economic downturn.

North American sales increased by 13% in the quarter, year-over-year, and full year sales increased by 34%. The recorded slower growth in the fourth quarter is mainly an effect of a tough year-over-year comparison despite positive effects of the increasing USD in the fourth quarter. For the full year, the effects from changes in currency exchange rates were limited. Mobile broadband is now well established with good consumer take-up, which is driving continued rollouts as well as capacity enhancements.

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MARKET DEVELOPMENT

Growth rates are based on Ericsson and market estimates.

We believe that the fundamentals for longer-term positive development for our industry are solid. The need for telecommunication continues to grow and plays a vital role for the development of a sustainable and prosperous society. Ericsson is well positioned to lead this development.

The world is being affected by an economic recession. It is however difficult to predict to what extent consumer telecom spending will be affected and how operators will act. Operators are generally financially strong, the networks are fairly loaded and traffic continues to increase. However, large currency movements and uncertainties in the credit markets could affect operators’ investment capacity.

Mobile subscriptions grew by some 176 million in the quarter to a total of 3.98 billion. The number of WCDMA subscriptions grew by 24 million to a total of 290 million. In the twelve-month period ending September 30, 2008, fixed broadband connections grew by 20% year-over-year to more than 385 million.

The continued subscription growth creates need for new and expanded mobile networks and corresponding professional services. Although GSM continues to represent the majority of the mobile systems market, its growth is slowing as 3G/WCDMA is accelerating. The strong development in emerging markets continues, and although they represent less than one third of global GDP they represent significantly more of the market for mobile network equipment.

Broadband Internet revenues for fixed operators are expected to grow from 20% to more than 30% of total revenues in the next five years. Mobile operators’ data revenues, currently at some 20% of total revenues, are expected to grow even faster.

Currently, 20 million households are served by IPTV. This is expected to grow to approximately 100 million households within the same timeframe.

All this is driving an increased focus on smarter networks and bundled service offerings. Operators have accelerated the conversion to all-IP broadband networks with increased deployments of broadband access, routing and transmission along with next-generation service delivery and revenue management systems.

PARENT COMPANY INFORMATION

Net sales for the year amounted to SEK 5.1 (3.2) b. and income after financial items was SEK 19.4 (14.7) b. During the fourth quarter, shares in Symbian Ltd has been sold by the Parent Company.

Major changes in the Parent Company’s financial position for the year include; decreased investments in subsidiaries of SEK 6.8 b., mostly attributable to write-down of investments caused by payments of dividends of approximately the same amount; decreased current and non-current receivables from subsidiaries of SEK 6.4 b; increased other current receivables of SEK 4.8 b.; increased cash and bank and short-term investments of SEK 13.6 b.; decreased current and non-current liabilities to subsidiaries by SEK 9.2 b. and increased other current liabilities by SEK 5.6 b.

As per December 31, 2008, cash, bank and short-term investments amounted to SEK 59.2 (45.6) b.

Major transactions with related parties include the following transactions and balances with Sony Ericsson Mobile Communications: revenues of SEK 2.0 (3.0) b.; receivables of SEK 0.6 (0.9) b.; dividend of SEK 3.6 (3.9) b.

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In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 1,171,119 shares from treasury stock were sold or distributed to employees during the fourth quarter and 5,232,211 shares during the year. In the third quarter 19,900,000 treasury shares were repurchased. The holding of treasury stock at December 31, 2008 was 61,066,097 Class B shares.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 1.85 (2.50) per share, representing some SEK 6.0 (8.0) b., and April 27, 2009, as record day for payment of dividend.

ANNUAL REPORT

The annual report will be made available to shareholders on our website www.ericsson.com and at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, in the week of March 9-13, 2009.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held on Wednesday April 22, 2009, 15.00 (CET) in the Stockholm Globe Arena.

OTHER INFORMATION

Joint venture between Ericsson Mobile Platforms and ST-NXP Wireless

The joint venture between Ericsson Mobile Platforms and ST-NXP Wireless has received all necessary regulatory approvals and closing will take place during the first quarter 2009.

Assessment of risk environment

Ericsson’s operational and financial risk factors and exposures are described under “Risk factors” in our Annual Report 2007.

Risk factors and exposures in focus for the Parent Company and the Ericsson Group for the forthcoming six-month period include:

•

potential negative effects due to the present serious turmoil in the financial markets and the beginning economic slow-down on operators’ willingness to invest in network development as well as the financial liabilities of sub suppliers, for example due to lack of borrowing facilities or reduced consumer telecom spending, or increased pressure on us to provide financing;

•

unfavorable product mix in the Networks segment, with reduced sales of software, upgrades and extensions and an increased proportion of new network build-outs and break-in contracts, which may result in lower gross margins and/or working capital build-up, which in turn puts pressure on our cash conversion rate;

•	a volatile sales pattern in the Multimedia segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	effects of the ongoing industry consolidation among the company’s customers as well as between our largest competitors, e.g. intensified price competition;

•	changes in foreign exchange rates, in particular USD and EUR;

•	continued political unrest or instability in certain markets.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently follow all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime. We have activities in such countries mainly due to that certain customers with multi-country operations put demands on us to support them in all of their markets.

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Please refer further to Ericsson’s Annual Report 2007, where we describe our risks and uncertainties along with our strategies and tactics to mitigate the risk exposures or limit unfavorable outcomes.

Stockholm, January 21, 2009

Carl-Henric Svanberg

President and CEO

Telefonaktiebolaget LM Ericsson (publ)

Date for next report: April 30, 2009

AUDITORS’ REVIEW REPORT

We have reviewed this report for the period January 1 to December 31, 2008, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Financial Information Performed by the Independent Auditor of the Entity, issued by FAR SRS. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, January 21, 2009

PricewaterhouseCoopers AB

Bo Hjalmarsson	Peter Clemedtson
Authorized Public Accountant	Authorized Public Accountant
Lead partner

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EDITOR’S NOTE

To read the complete report with tables, please go to: www.ericsson.com/investors/financial_reports/2008/12month08-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), January 21.

An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcasts of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors.

Video material will be made available during the day on www.ericsson.com/broadcast_room

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 10 719 4044

E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors	Media
Gary Pinkham, Vice President,	Åse Lindskog, Vice President,
Investor Relations	Head of Media Relations
Phone: +46 10 719 0000	Phone: +46 10 719 9725, +46 730 244 872
E-mail: investor.relations@ericsson.com	E-mail: press.relations@ericsson.com

Susanne Andersson,	Ola Rembe, Vice President,
Investor Relations	Phone: +46 10 719 9727, +46 730 244 873
Phone: +46 10 719 4631	E-mail: press.relations@ericsson.com
E-mail: investor.relations@ericsson.com

Andreas Hedemyr, Investor Relations
Phone: +46 10 714 3748
E-mail: investor.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)
Org. number: 556016-0680
Torshamnsgatan 23 SE-164 83 Stockholm
Phone: +46 10 719 0000
www.ericsson.com

11

FOURTH QUARTER REPORT

January 21, 2009

Disclosure Pursuant to the Swedish Securities Markets Act

Ericsson discloses the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 07.30 CET, on January 21, 2009.

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

12

FOURTH QUARTER REPORT

January 21, 2009

13

FOURTH QUARTER REPORT 2008

January 21, 2009

Consolidated Income Statement

	Oct - Dec			Jan - Dec
SEK million	2008	2007	Change	2008	2007	Change
Net sales	67,025	54,460	23%	208,930	187,780	11%
Cost of sales	-44,522	-34,809	28%	-134,661	-114,059	18%

Gross income	22,503	19,651	15%	74,269	73,721	1%
Gross margin %	33.6%	36.1%		35.5%	39.3%

Research and development expenses	-8,227	-7,952	3%	-33,584	-28,842	16%
Selling and administrative expenses	-8,293	-7,238	15%	-26,974	-23,199	16%

Operating expenses	-16,520	-15,190		-60,558	-52,041

Other operating income and expenses	1,502	781	92%	2,977	1,734	72%
Share in earnings of JV and associated companies	-1,278	2,362	-154%	-436	7,232	-106%

Operating income	6,207	7,604	-18%	16,252	30,646	-47%
Operating margin %	9.3%	14.0%		7.8%	16.3%

Financial income	1,191	510		3,458	1,778
Financial expenses	-882	-517		-2,484	-1,695

Income after financial items	6,516	7,597	-14%	17,226	30,729	-44%

Taxes	-2,452	-1,774		-5,559	-8,594

Net income	4,064	5,823	-30%	11,667	22,135	-47%

Net income attributable to:
Stockholders of the Parent Company	3,885	5,642		11,273	21,836
Minority interests	179	181		394	299

Other information
Average number of shares, basic (million) 1)	3,185	3,179		3,183	3,178
Earnings per share, basic (SEK) 1) 2)	1.22	1.77		3.54	6.87
Earnings per share, diluted (SEK) 1) 2)	1.21	1.77		3.52	6.84

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company

14

FOURTH QUARTER REPORT 2008

January 21, 2009

Consolidated Balance Sheet

SEK million	Dec 31 2008	Sep 30 2008	Dec 31 2007
ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	2,782	2,675	3,661
Goodwill	24,877	23,026	22,826
Intellectual property rights, brands and other intangible assets	20,587	21,411	23,958

Property, plant and equipment	9,995	9,571	9,304

Financial assets
Equity in JV and associated companies	7,988	8,251	10,903
Other investments in shares and participations	309	1,582	738
Customer financing, non-current	846	533	1,012
Other financial assets, non-current	4,917	2,640	2,918

Deferred tax assets	14,858	14,045	11,690

	87,159	83,734	87,010

Current assets
Inventories	27,836	29,687	22,475

Trade receivables	75,891	62,624	60,492
Customer financing, current	1,975	1,670	2,362
Other current receivables	17,818	20,057	15,062

Short-term investments	37,192	31,906	29,406
Cash and cash equivalents	37,813	33,702	28,310

	198,525	179,646	158,107

Total assets	285,684	263,380	245,117

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	140,823	135,014	134,112
Minority interests in equity of subsidiaries	1,261	989	940

	142,084	136,003	135,052

Non-current liabilities
Post-employment benefits	9,873	7,807	6,188
Provisions, non-current	311	287	368
Deferred tax liabilities	2,738	2,620	2,799
Borrowings, non-current	24,939	22,568	21,320
Other non-current liabilities	1,622	1,680	1,714

	39,483	34,962	32,389

Current liabilities
Provisions, current	14,039	12,708	9,358
Borrowings, current	5,542	5,028	5,896
Trade payables	23,504	20,273	17,427
Other current liabilities	61,032	54,406	44,995

	104,117	92,415	77,676

Total equity and liabilities	285,684	263,380	245,117

Of which interest-bearing liabilities and post-employment benefits	40,354	35,403	33,404

Net cash	34,651	30,205	24,312
Assets pledged as collateral	416	434	1,999
Contingent liabilities	1,080	874	1,182

15

FOURTH QUARTER REPORT 2008

January 21, 2009

Consolidated Statement of Cash Flows

	Oct - Dec		Jan - Dec
SEK million	2008	2007	2008	2007
Operating activities
Net income	4,064	5,823	11,667	22,135
Adjustments to reconcile net income to cash
Taxes	1,965	49	1,032	1,119
Earnings/dividends in JV and associated companies	1,550	-2,033	4,154	-1,413
Depreciation, amortization and impairment losses	2,059	2,407	8,674	8,363
Other	-379	-829	458	-897

	9,259	5,417	25,985	29,307

Changes in operating net assets
Inventories	2,768	3,401	-3,927	-445
Customer financing, current and non-current	-619	467	549	365
Trade receivables	-9,584	-2,948	-11,434	-7,467
Provisions and post-employment benefits	672	-1,011	3,830	-4,401
Other operating assets and liabilities, net	4,467	6,693	8,997	1,851

	-2,296	6,602	-1,985	-10,097

Cash flow from operating activities	6,963	12,019	24,000	19,210

Investing activities
Investments in property, plant and equipment	-1,297	-1,656	-4,133	-4,319
Sales of property, plant and equipment	628	62	1,373	152
Acquisitions/divestments of subsidiaries and other operations, net	1,113	196	1,836	-26,208
Product development	-393	-359	-1,409	-1,053
Other investing activities	884	604	944	396
Short-term investments	-5,216	-5,745	-7,155	3,499

Cash flow from investing activities	-4,281	-6,898	-8,544	-27,533

Cash flow before financing activities	2,682	5,121	15,456	-8,323

Financing activities
Dividends paid	-38	-7	-8,240	-8,132
Other financing activities	856	2,254	1,032	14,390

Cash flow from financing activities	818	2,247	-7,208	6,258

Effect of exchange rate changes on cash	611	315	1,255	406

Net change in cash	4,111	7,683	9,503	-1,659

Cash and cash equivalents, beginning of period	33,702	20,627	28,310	29,969

Cash and cash equivalents, end of period	37,813	28,310	37,813	28,310

16

FOURTH QUARTER REPORT 2008

January 21, 2009

Consolidated Statement of Recognized Income and Expense

	Jan - Dec	Jan - Dec
SEK million	2008	2007
Income and expense recognized directly in equity
Actuarial gains and losses related to pensions	-4,015	1,208

Revaluation of other investments in shares and participations
Fair value measurement reported in equity	-7	2

Cash flow hedges
Fair value remeasurement of derivatives reported in equity	-5,080	584
Transferred to income statement for the period	1,192	-1,390

Changes in cumulative translation adjustments	8,539	-797
Tax on items reported directly in/or transferred from equity	2,330	-73

Total transactions reported directly in equity	2,959	-466
Net income	11,667	22,135

Total income and expense recognized for the period	14,626	21,669

Attributable to:
Stockholders of the Parent Company	13,999	21,371
Minority interest	627	298

Other changes in equity:
Stock issue, net	100	—
Sale of own shares	-9	62
Stock Purchase- and Stock Option Plans	575	509
Dividends paid
Stockholders of the Parent Company	-7,954	-7,943
Minority interest	-286	-189
Business combinations
Minority interest	-20	49

17

FOURTH QUARTER REPORT 2008

January 21, 2009

Consolidated Income Statement – Isolated Quarters

	2008				2007
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	67,025	49,198	48,532	44,175	54,460	43,545	47,619	42,156
Cost of sales	-44,522	-31,577	-31,206	-27,356	-34,809	-28,050	-27,166	-24,034

Gross income	22,503	17,621	17,326	16,819	19,651	15,495	20,453	18,122
Gross margin %	33.6%	35.8%	35.7%	38.1%	36.1%	35.6%	43.0%	43.0%

Research and development expenses	-8,227	-7,859	-8,932	-8,566	-7,952	-7,229	-7,208	-6,453
Selling and administrative expenses	-8,293	-6,304	-6,271	-6,106	-7,238	-4,783	-5,856	-5,322

Operating expenses	-16,520	-14,163	-15,203	-14,672	-15,190	-12,012	-13,064	-11,775
Other operating income and expenses	1,502	332	704	439	781	402	389	162
Share in earnings of JV and associated companies	-1,278	-131	62	911	2,362	1,751	1,477	1,642

Operating income	6,207	3,659	2,889	3,497	7,604	5,636	9,255	8,151
Operating margin %	9.3%	7.4%	6.0%	7.9%	14.0%	12.9%	19.4%	19.3%

Financial income	1,191	1,099	503	665	510	389	322	556
Financial expenses	-882	-618	-511	-473	-517	-442	-292	-443

Income after financial items	6,516	4,140	2,881	3,689	7,597	5,583	9,285	8,264

Taxes	-2,452	-1,202	-835	-1,070	-1,774	-1,629	-2,776	-2,415

Net income	4,064	2,938	2,046	2,619	5,823	3,954	6,509	5,849

Net income attributable to:
Stockholders of the Parent Company	3,885	2,842	1,901	2,645	5,642	3,970	6,409	5,815
Minority interests	179	96	145	-26	181	-16	100	34

Other information
Average number of shares, basic (million) 1)	3,185	3,184	3,183	3,181	3,179	3,179	3,178	3,177
Earnings per share, basic (SEK) 1) 2)	1.22	0.89	0.60	0.83	1.77	1.25	2.02	1.83
Earnings per share, diluted (SEK) 1) 2)	1.21	0.89	0.59	0.83	1.77	1.24	2.01	1.79

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Based on Net income attributable to stockholders of the Parent Company.

18

FOURTH QUARTER REPORT 2008

January 21, 2009

Consolidated Statement of Cash Flows – Isolated Quarters

	2008				2007
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	4,064	2,938	2,046	2,619	5,823	3,954	6,509	5,849
Adjustments to reconcile net income to cash
Taxes	1,965	-343	-278	-311	49	-65	1,424	-289
Earnings/dividends in JV and associated companies	1,550	909	-41	1,736	-2,033	209	1,915	-1,504
Depreciation, amortization and impairment losses	2,059	1,872	2,529	2,214	2,407	1,953	2,140	1,863
Other	-379	1,257	169	-589	-829	63	33	-164

	9,259	6,633	4,425	5,669	5,417	6,114	12,021	5,755
Changes in operating net assets
Inventories	2,768	-1,878	-1,906	-2,912	3,401	-1,563	-496	-1,787
Customer financing, current and non-current	-619	137	371	660	467	-76	94	-120
Trade receivables	-9,584	-3,776	-356	2,282	-2,948	-2,443	-2,276	200
Provisions and post-employment benefits	672	1,620	967	571	-1,011	-824	-507	-2,059
Other operating assets and liabilities, net	4,467	1,027	5,043	-1,540	6,693	-2,813	-4,616	2,587

	-2,296	-2,870	4,119	-939	6,602	-7,719	-7,801	-1,179

Cash flow from operating activities	6,963	3,763	8,544	4,730	12,019	-1,605	4,220	4,576

Investing activities
Investments in property, plant and equipment	-1,297	-997	-893	-946	-1,656	-871	-1,024	-768
Sales of property, plant and equipment	628	428	108	209	62	13	38	39
Acquisitions/divestments of subsidiaries and other operations, net	1,113	114	602	7	196	-2,444	-8,264	-15,696
Product development	-393	-261	-422	-333	-359	-237	-251	-206
Other investing activities	884	-156	12	204	604	-92	-42	-74
Short-term investments	-5,216	-4,606	-1,392	4,059	-5,745	67	1,654	7,523

Cash flow from investing activities	-4,281	-5,478	-1,985	3,200	-6,898	-3,564	-7,889	-9,182

Cash flow before financing activities	2,682	-1,715	6,559	7,930	5,121	-5,169	-3,669	-4,606

Financing activities
Dividends paid	-38	-188	-8,008	-6	-7	-177	-7,948	—
Other financing activities	856	4,783	-3,581	-1,026	2,254	241	11,323	572

Cash flow from financing activities	818	4,595	-11,589	-1,032	2,247	64	3,375	572

Effect of exchange rate changes on cash	611	127	308	209	315	171	-337	257

Net change in cash	4,111	3,007	-4,722	7,107	7,683	-4,934	-631	-3,777

Cash and cash equivalents, beginning of period	33,702	30,695	35,417	28,310	20,627	25,561	26,192	29,969

Cash and cash equivalents, end of period	37,813	33,702	30,695	35,417	28,310	20,627	25,561	26,192

19

FOURTH QUARTER REPORT 2008

January 21, 2009

Parent Company Income Statement

	Oct - Dec		Jan - Dec
SEK million	2008	2007	2008	2007
Net sales	1,007	783	5,086	3,236
Cost of sales	-58	-303	-669	-368

Gross income	949	480	4,417	2,868

Operating expenses	-676	-265	-2,384	-1,351
Other operating income and expenses	1,098	923	3,065	2,723

Operating income	1,371	1,138	5,098	4,240

Financial net	517	384	14,340	10,485

Income after financial items	1,888	1,522	19,438	14,725

Transfers to (-) / from untaxed reserves
Taxes	-920	-504	-2,211	-1,580

Net income	968	1,018	17,227	13,145

Parent Company Balance Sheet

SEK million	Dec 31 2008	Dec 31 2007
ASSETS
Fixed assets
Intangible assets	2,604	2,989
Tangible assets	695	443
Financial assets	98,837	106,478

	102,136	109,910

Current assets
Inventories	80	84
Receivables	31,124	28,873
Cash, bank and short-term investments	59,214	45,608

	90,418	74,565
Total assets	192,554	184,475

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,724	47,624
Non-restricted equity	41,954	35,225

	89,678	82,849
Untaxed reserves	1,817	1,339

Provisions	1,059	1,057

Non-current liabilities	50,994	50,457

Current liabilities	49,006	48,773

Total stockholders’ equity, provisions and liabilities	192,554	184,475

Assets pledged as collateral	414	359
Contingent liabilities	13,029	9,650

20

FOURTH QUARTER REPORT 2008

January 21, 2009

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC).

New interpretation (IFRIC), endorsed by the EU

IFRIC 11 IFRS 2 – Group and Treasury Share Transactions requires a share-based payment arrangement in which a company receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments are obtained. IFRIC 11 is mandatory for the Company’s 2008 financial statements, with retrospective application required. It has not had any impact on the consolidated financial statements since the Company is not buying equity instruments from other parties to satisfy its obligations to its employees.

Renaming of recommendations issued by the Swedish Financial Accounting Standards Council

(Rådet för finansiell rapportering)

The Swedish Financial Accounting Standards Council issues recommendations in relation to matters that are unique for Sweden. These recommendations have from January 1, 2008, been given new names. The content of the renamed recommendations has not been changed.

Reverse split

The Annual General Meeting on April 9, 2008 resolved on a reverse split 1:5 of the Company’s shares. The reverse split has the effect that five shares of series A and five shares of series B, respectively, are consolidated into one share of series A and one share of series B, respectively. Numbers of shares and Earnings per share for comparison periods have been restated accordingly.

Changes in financial reporting structure

Operations related to product area Internet Payment Exchange (IPX) have been transferred from Segment Professional Services to Segment Multimedia as from April 1, 2008. Financial statements for the first quarter 2008 have been restated accordingly. No restate is made for year 2007, as the amounts are not material.

The Parent Company

Recommendations issued by the Swedish Financial Accounting Standards Council (Rådet för finansiell rapportering), related to the Parent Company have been renamed. The content of the renamed recommendations has not been changed.

21

FOURTH QUARTER REPORT

January 21, 2009

Net Sales by Segment by Quarter

	2008				2007
Isolated quarters, SEK million	Q4	Q3	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	45,767	33,017	33,274	29,992	37,463	28,538	33,666	29,350
Of which Network rollout	7,555	4,679	4,776	4,520	6,444	4,002	4,309	3,752
Professional Services	16,199	11,750	11,018	10,011	12,134	10,995	10,257	9,516
Of which Managed services	4,270	3,458	3,416	3,112	3,318	3,352	2,910	2,592
Multimedia	5,059	4,431	4,240	4,172	4,868	4,017	3,650	3,370
Less: Intersegment sales	—	—	—	—	-5	-5	46	-80

Total	67,025	49,198	48,532	44,175	54,460	43,545	47,619	42,156

	2008				2007
Sequential change, percent	Q4	Q3	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	39%	-1%	11%	-20%	31%	-15%	15%	-25%
Of which Network rollout	61%	-2%	6%	-30%	61%	-7%	15%	-32%
Professional Services	38%	7%	10%	-17%	10%	7%	8%	-10%
Of which Managed services	23%	1%	10%	-6%	-1%	15%	12%	3%
Multimedia	14%	5%	2%	-14%	21%	10%	8%	-26%

Total	36%	1%	10%	-19%	25%	-9%	13%	-22%

	2008				2007
Year over year change, percent	Q4	Q3	Q2	Q11)	Q4	Q3	Q2	Q1
Networks	22%	16%	-1%	2%	-4%	-2%	7%	5%
Of which Network rollout	17%	17%	11%	20%	16%	14%	26%	-4%
Professional Services	34%	7%	7%	5%	15%	26%	11%	15%
Of which Managed services	29%	3%	17%	20%	32%	50%	21%	11%
Multimedia	4%	10%	16%	24%	7%	31%	6%	19%

Total	23%	13%	2%	5%	0%	6%	6%	7%

	2008				2007
Year to date, SEK million	0812	0809	0806	08031)	0712	0709	0706	0703
Networks	142,050	96,283	63,266	29,992	129,017	91,554	63,016	29,350
Of which Network rollout	21,530	13,975	9,296	4,520	18,507	12,063	8,061	3,752
Professional Services	48,978	32,779	21,029	10,011	42,902	30,768	19,773	9,516
Of which Managed services	14,256	9,986	6,528	3,112	12,172	8,854	5,502	2,592
Multimedia	17,902	12,843	8,412	4,172	15,905	11,037	7,020	3,370
Less: Intersegment sales	—	—	—	—	-44	-39	-34	-80

Total	208,930	141,905	92,707	44,175	187,780	133,320	89,775	42,156

Year to date, year over year change, percent	2008				2007
	0812	0809	0806	08031)	0712	0709	0706	0703
Networks	10%	5%	0%	2%	1%	3%	6%	5%
Of which Network rollout	16%	16%	15%	20%	13%	11%	10%	-4%
Professional Services	14%	7%	6%	5%	16%	17%	13%	15%
Of which Managed services	17%	13%	19%	20%	28%	27%	16%	11%
Multimedia	13%	16%	20%	24%	14%	18%	12%	19%

Total	11%	6%	3%	5%	4%	6%	6%	7%

1)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

22

FOURTH QUARTER REPORT 2008

January 21, 2009

Operating Income by Segment by Quarter

	2008				2007
Isolated quarters, SEK million	Q4	Q3	Q2	Q12)	Q4	Q3	Q2	Q1
Networks	4,943	2,454	1,803	1,945	3,836	2,256	6,396	4,910
Professional Services	2,226	1,509	1,337	1,274	1,792	1,682	1,515	1,405
Multimedia	554	9	-172	-509	-439	42	-11	273
Phones	-1,280	-142	24	895	2,286	1,737	1,464	1,621
Unallocated 1)	-236	-171	-103	-108	129	-81	-109	-58

Total	6,207	3,659	2,889	3,497	7,604	5,636	9,255	8,151

	2008				2007
Year to date, SEK million	0812	0809	0806	08032)	0712	0709	0706	0703
Networks	11,145	6,202	3,748	1,945	17,398	13,562	11,306	4,910
Professional Services	6,346	4,120	2,611	1,274	6,394	4,602	2,920	1,405
Multimedia	-118	-672	-681	-509	-135	304	262	273
Phones	-503	777	919	895	7,108	4,822	3,085	1,621
Unallocated 1)	-618	-382	-211	-108	-119	-248	-167	-58

Total	16,252	10,045	6,386	3,497	30,646	23,042	17,406	8,151

1)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.
2)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Operating Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2008				2007
	Q4	Q3	Q2	Q12)	Q4	Q3	Q2	Q1
Networks	11%	7%	5%	7%	10%	8%	19%	17%
Professional Services	14%	13%	12%	13%	15%	15%	15%	15%
Multimedia	11%	0%	-4%	-12%	-9%	1%	0%	8%

Total	9%	7%	6%	8%	14%	13%	19%	19%

As percentage of net sales, Year to date	2008				2007
	0812	0809	0806	08032)	0712	0709	0706	0703
Networks	8%	6%	6%	7%	13%	15%	18%	17%
Professional Services	13%	13%	12%	13%	15%	15%	15%	15%
Multimedia	-1%	-5%	-8%	-12%	-1%	3%	4%	8%

Total	8%	7%	7%	8%	16%	17%	19%	19%

Calculation not applicable for segment Phones and Unallocated.

2)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Number of Employees

	2008				2007
End of period	0812	0809	0806	0803	0712	0709	0706	0703
Western Europe 1)	41,600	41,800	42,000	42,100	41,500	40,300	39,600	38,050
Central & Eastern Europe, Middle East & Africa	8,700	8,350	8,000	7,700	7,350	6,850	6,200	6,600
Asia Pacific	14,450	14,100	13,700	13,450	13,100	12,350	11,650	11,000
Latin America	8,250	7,450	6,600	6,250	6,550	6,000	5,050	4,600
North America	5,750	5,650	5,500	5,500	5,500	5,450	5,000	4,900

Total	78,750	77,350	75,800	75,000	74,000	70,950	67,500	65,150

1) Of which Sweden	20,150	20,250	20,250	20,200	19,800	19,450	19,300	18,900

23

FOURTH QUARTER REPORT 2008

January 21, 2009

EBITDA by Segment by Quarter

	2008				2007
Isolated quarters, SEK million	Q4	Q3	Q21)	Q12)	Q4	Q3	Q2	Q1
Networks	6,417	3,628	3,510	3,690	5,767	3,846	8,183	6,643
Professional Services	2,365	1,811	1,589	1,480	1,988	1,828	1,689	1,494
Multimedia	1,001	403	400	-246	-159	260	167	314
Phones	-1,280	-142	24	895	2,286	1,737	1,464	1,621
Unallocated 3)	-236	-171	-103	-108	129	-81	-109	-58

Total	8,267	5,529	5,420	5,711	10,011	7,590	11,394	10,014

	2008				2007
Year to date, SEK million	0812	0809	0806	08032)	0712	0709	0706	0703
Networks	17,245	10,828	7,200	3,690	24,439	18,672	14,826	6,643
Professional Services	7,245	4,880	3,069	1,480	6,999	5,011	3,183	1,494
Multimedia	1,558	557	154	-246	582	741	481	314
Phones	-503	777	919	895	7,108	4,822	3,085	1,621
Unallocated 3)	-618	-382	-211	-108	-119	-248	-167	-58

Total	24,927	16,660	11,131	5,711	39,009	28,998	21,408	10,014

1)	Second quarter 2008 for Multimedia is affected by SEK 156 m. due to changed allocation of capitalized development expenses.
2)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.
3)	“Unallocated” consists mainly of costs for corporate staffs, non-operational capital gains and losses.

EBITDA Margin by Segment by Quarter

As percentage of net sales, isolated quarters	2008				2007
	Q4	Q3	Q21)	Q12)	Q4	Q3	Q2	Q1
Networks	14%	11%	11%	12%	15%	13%	24%	23%
Professional Services	15%	15%	14%	15%	16%	17%	16%	16%
Multimedia	20%	9%	9%	-6%	-3%	6%	5%	9%

Total	12%	11%	11%	13%	18%	17%	24%	24%

As percentage of net sales, Year to date	2008				2007
	0812	0809	08061)	08032)	0712	0709	0706	0703
Networks	12%	11%	11%	12%	19%	20%	24%	23%
Professional Services	15%	15%	15%	15%	16%	16%	16%	16%
Multimedia	9%	4%	2%	-6%	4%	7%	7%	9%

Total	12%	12%	12%	13%	21%	22%	24%	24%

Calculation not applicable for segment Phones and Unallocated.

1)	Second quarter 2008 for Multimedia is affected by SEK 156 m. due to changed allocation of capitalized development expenses.
2)	First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Restructuring costs by Quarter

	2008
Isolated quarters, SEK million	Q4	Q3	Q2	Q1
Networks	-1,590	-1,330	-1,519	-692
Professional Services	-640	-374	-170	-88
Multimedia	-48	-141	-138	-10
Phones	-681	-165	—	—
Unallocated	-12	-8	—	—

Total	-2,971	-2,018	-1,827	-790

	2008
Year to Date, SEK million	0812	0809	0806	0803
Networks	-5,131	-3,541	-2,211	-692
Professional Services	-1,272	-632	-258	-88
Multimedia	-337	-289	-148	-10
Phones	-846	-165	—	—
Unallocated	-20	-8	—	—

Total	-7,606	-4,635	-2,617	-790

No restructuring charges were recognized during 2007.

24

FOURTH QUARTER REPORT 2008

January 21, 2009

Net Sales by Market Area by Quarter

	2008				2007
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	16,135	11,629	12,125	11,681	15,396	12,341	12,440	12,508
Central & Eastern Europe, Middle East & Africa	17,635	13,069	11,253	11,123	14,256	11,957	11,468	10,980
Asia Pacific	20,500	14,114	15,785	12,908	13,734	12,027	16,616	12,252
Latin America	7,855	6,083	4,956	4,154	6,750	4,240	4,083	3,310
North America	4,900	4,303	4,413	4,309	4,324	2,980	3,012	3,106

Total 2)	67,025	49,198	48,532	44,175	54,460	43,545	47,619	42,156

1) Of which Sweden	2,384	2,191	2,308	1,993	2,453	1,946	2,055	1,941
2) Of which EU	18,371	13,059	13,427	12,744	17,575	13,643	13,977	13,783

	2008				2007
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	39%	-4%	4%	-24%	25%	-1%	-1%	-27%
Central & Eastern Europe, Middle East & Africa	35%	16%	1%	-22%	19%	4%	4%	-23%
Asia Pacific	45%	-11%	22%	-6%	14%	-28%	36%	-12%
Latin America	29%	23%	19%	-38%	59%	4%	23%	-31%
North America	14%	-2%	2%	0%	45%	-1%	-3%	-22%

Total 2)	36%	1%	10%	-19%	25%	-9%	13%	-22%

1) Of which Sweden	9%	-5%	16%	-19%	26%	-5%	6%	-15%
2) Of which EU	41%	-3%	5%	-27%	29%	-2%	1%	-26%

	2008				2007
Year-over-year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1)	5%	-6%	-3%	-7%	-10%	6%	-3%	9%
Central & Eastern Europe, Middle East & Africa	24%	9%	-2%	1%	-1%	10%	-3%	16%
Asia Pacific	49%	17%	-5%	5%	-2%	3%	32%	26%
Latin America	16%	43%	21%	25%	41%	1%	7%	-9%
North America	13%	44%	47%	39%	9%	3%	-19%	-41%

Total 2)	23%	13%	2%	5%	0%	6%	6%	7%

1) Of which Sweden	-3%	13%	12%	3%	7%	3%	2%	19%
2) Of which EU	5%	-4%	-4%	-8%	-6%	5%	-6%	11%

	2008				2007
Year to date, SEK million	0812	0809	0806	0803	0712	0709	0706	0703
Western Europe 1)	51,570	35,435	23,806	11,681	52,685	37,289	24,948	12,508
Central & Eastern Europe, Middle East & Africa	53,080	35,445	22,376	11,123	48,661	34,405	22,448	10,980
Asia Pacific	63,307	42,807	28,693	12,908	54,629	40,895	28,868	12,252
Latin America	23,048	15,193	9,110	4,154	18,383	11,633	7,393	3,310
North America	17,925	13,025	8,722	4,309	13,422	9,098	6,118	3,106

Total 2)	208,930	141,905	92,707	44,175	187,780	133,320	89,775	42,156

1) Of which Sweden	8,876	6,492	4,301	1,993	8,395	5,942	3,996	1,941
2) Of which EU	57,601	39,230	26,171	12,744	58,978	41,403	27,760	13,783

Year to date,	2008				2007
year-over-year change, percent	0812	0809	0806	0803	0712	0709	0706	0703
Western Europe 1)	-2%	-5%	-5%	-7%	-1%	4%	2%	9%
Central & Eastern Europe, Middle East & Africa	9%	3%	0%	1%	5%	7%	6%	16%
Asia Pacific	16%	5%	-1%	5%	14%	21%	29%	26%
Latin America	25%	31%	23%	25%	12%	0%	-1%	-9%
North America	34%	43%	43%	39%	-15%	-24%	-32%	-41%

Total 2)	11%	6%	3%	5%	4%	6%	6%	7%

1) Of which Sweden	6%	9%	8%	3%	8%	8%	10%	19%
2) Of which EU	-2%	-5%	-6%	-8%	0%	3%	2%	11%

25

FOURTH QUARTER REPORT 2008

January 21, 2009

External Net Sales by Market Area by Segment

SEK, million		Professional
Oct - Dec 2008	Networks	Services	Multimedia	Total
Western Europe	8,614	5,517	2,004	16,135
Central & Eastern Europe, Middle East & Africa	12,716	3,512	1,407	17,635
Asia Pacific	16,038	3,713	749	20,500
Latin America	5,385	1,982	488	7,855
North America	3,014	1,475	411	4,900

Total	45,767	16,199	5,059	67,025

Share of Total	68%	24%	8%	100%

SEK, million		Professional
Year to date 2008	Networks	Services	Multimedia	Total
Western Europe	25,642	18,537	7,391	51,570
Central & Eastern Europe, Middle East & Africa	38,364	9,843	4,873	53,080
Asia Pacific	49,843	10,507	2,957	63,307
Latin America	16,096	5,522	1,430	23,048
North America	12,105	4,569	1,251	17,925

Total	142,050	48,978	17,902	208,930

Share of Total	68%	23%	9%	100%

First quarter 2008 is restated for the transfer of the IPX operations from Professional Services to Multimedia.

Top 15 Markets in Sales

Market	Year to date Share of total sales	Q4 Share of iso. total sales
India	7%	7%
China	7%	8%
United States	7%	6%
Italy	5%	6%
Indonesia	4%	4%
Sweden	4%	4%
Brazil	4%	4%
Spain	4%	3%
United Kingdom	3%	3%
Japan	3%	4%
Nigeria	2%	3%
Russian Federation	2%	3%
Germany	2%	2%
Australia	2%	2%
Mexico	2%	2%

26

FOURTH QUARTER REPORT 2008

January 21, 2009

Transactions with Sony Ericsson Mobile Communications

	2008				2007
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues from Sony Ericsson	1,568	1,470	1,271	1,547	1,930	1,242	1,411	1,160
Purchases from Sony Ericsson	52	19	20	170	39	11	232	51
Receivables from Sony Ericsson	1,002	952	927	1,097	932	132	178	116
Liabilities to Sony Ericsson	176	237	186	330	204	1,357	2,464	3,720
Dividends from Sony Ericsson	—	1,407	—	2,220	—	1,388	2,561	—

Provisions

	2008				2007
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	12,995	11,106	10,056	9,726	10,357	11,675	12,291	13,882
Additions	3,800	3,418	2,724	2,019	1,710	874	1,056	1,519
Utilization/Cash out	-2,321	-1,595	-1,343	-781	-1,215	-1,341	-1,276	-2,476
Reversal of excess amounts	-832	-117	-244	-622	-1,401	-668	-1,006	-675
Reclassification, translation difference and other	708	183	-87	-286	275	-183	610	41

Closing balance	14,350	12,995	11,106	10,056	9,726	10,357	11,675	12,291

	2008				2007
Year to date, SEK million	0812	0809	0806	0803	0712	0709	0706	0703
Opening balance	9,726	9,726	9,726	9,726	13,882	13,882	13,882	13,882
Additions	11,961	8,161	4,743	2,019	5,159	3,449	2,575	1,519
Utilization/Cash out	-6,040	-3,719	-2,124	-781	-6,308	-5,093	-3,752	-2,476
Reversal of excess amounts	-1,815	-983	-866	-622	-3,750	-2,349	-1,681	-675
Reclassification, translation difference and other	518	-190	-373	-286	743	468	651	41

Closing balance	14,350	12,995	11,106	10,056	9,726	10,357	11,675	12,291

27

FOURTH QUARTER REPORT 2008

January 21, 2009

Other Information

	Oct - Dec		Jan - Dec
	2008	2007	2008	2007
Number of shares and earnings per share 1)
Number of shares, end of period (million)	3,246	3,226	3,246	3,226
of which A-shares (million)	262	262	262	262
of which B-shares (million)	2,984	2,964	2,984	2,964
Number of treasury shares, end of period (million)	61	46	61	46
Number of shares outstanding, basic, end of period (million)	3,185	3,180	3,185	3,180
Numbers of shares outstanding, diluted, end of period (million)	3,205	3,195	3,205	3,195
Average number of treasury shares (million)	62	47	52	48
Average number of shares outstanding, basic (million)	3,185	3,179	3,183	3,178
Average number of shares outstanding, diluted (million)2)	3,204	3,194	3,202	3,193
Earnings per share, basic (SEK)	1.22	1.77	3.54	6.87
Earnings per share, diluted (SEK)2)	1.21	1.77	3.52	6.84

Ratios
Equity ratio, percent	—	—	49.7%	55.1%
Capital turnover (times)	1.5	1.3	1.2	1.2
Trade receivable turnover (times)	3.9	3.7	3.1	3.4
Inventory turnover (times)	6.2	5.8	5.4	5.2
Return on equity, percent	11.3%	17.1%	8.2%	17.2%
Return on capital employed, percent	16.7%	19.6%	11.3%	20.9%
Days Sales Outstanding	—	—	106	102
Payable days	45	43	55	57
Payment readiness, end of period	—	—	84,917	64,678
Payment readiness, as percentage of sales	—	—	40.6%	34.4%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.67	9.24
- closing rate	—	—	10.95	9.45
SEK / USD - average rate	—	—	6.61	6.74
- closing rate	—	—	7.73	6.43

Other
Additions to property, plant and equipment	1,297	1,656	4,133	4,319
of which in Sweden	519	366	1,631	1,250

Additions to capitalized development expenses	393	359	1,409	1,053
Capitalization of development expenses, net	107	-292	-879	-1,334

Depreciation, amortization and impairment losses
Development expenses	286	651	2,288	2,387
Property, plant and equipment and other intangible assets	1,773	1,756	6,386	5,976

Total	2,059	2,407	8,674	8,363

Export sales from Sweden	30,659	29,399	109,254	102,486

1)	A reverse split 1:5 was made in June 2008. Comparative figures are restated accordingly.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Ericsson Planning Assumptions for Year 2009

Research and development expenses

We estimate R&D expenses for the full year 2009 to be at around SEK 27-28 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made and excludes Ericsson Mobile Platforms, restructuring. However, currency effects may cause this to change.

Tax rate

We estimate the tax rate for the full year 2009 to be approximately 28-32%.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2009, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2009 will be stated in the Annual report.

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: January 21, 2009